Farmers New World Life Insurance Company Legal Department 3003 77th Avenue S.E. Mercer Island, Washington 98040

Adam G. Morris Corporate Counsel Direct: 206/275-8193 Fax: 206/275-8144

June 25, 2008 Sally Samuel, Esq., Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE. Washington, D.C. 20549 MS-4644

Re:

Farmers New World Life Insurance Company
Farmers Variable Life Separate Account A (the “Separate Account”)
Pre-Effective Amendment No. 1 to Form N-6 for Farmers EssentialLife Variable Universal Life
File Nos. 333-149540 and 811-09507

Dear Ms. Samuel:

Farmers New World Life Insurance Company (the “Company”) acknowledges the following with respect to the above-referenced filing and request for acceleration of the effective date:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on its own behalf or on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company, on its own behalf or on behalf of the Separate Account, may not assert the actions of the Commission or the staff in declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at (206) 275-8193.

Sincerely, Adam G. Morris Corporate Counsel

cc:	James P. Brennan, Sr., Esq., Chief Compliance Officer, Farmers New World Life Ins. Co. Juanita M. Thomas, Esq.